Exhibit 99.1

Alibaba Agreed to Acquire Controlling Stake in Sun Art

Alibaba Group Holding Limited (“Alibaba”) has agreed to invest a total of approximately HK$28.0 billion (US$3.6 billion) to acquire (the “Share Purchase”), through its subsidiary, Taobao China Holding Limited (“Taobao China”), from Auchan Retail International S.A. and its subsidiary an aggregate of 70.94% of the equity interest in A-RT Retail Holdings Limited, which holds approximately 51% of the equity interest in Sun Art Retail Group Limited, a company listed on the Hong Kong Stock Exchange (stock code: 6808, “Sun Art”). Following the Share Purchase, Alibaba, together with its related party, will hold an approximately 72% economic interest in Sun Art, and Alibaba will consolidate Sun Art in its financial statements. The completion of the Share Purchase is subject to customary closing conditions.

Under the Hong Kong Code on Takeovers and Mergers, after the completion of the Share Purchase, Taobao China will be required to extend a mandatory unconditional general offer in cash for all of Sun Art’s issued shares (other than those already owned or agreed to be acquired by Taobao China and its concert parties) at the offer price of HK$8.10 per share, which is the price payable by Taobao China for the Share Purchase. Pursuant to this mandatory general offer, Taobao China may pay up to an additional amount of approximately HK$17.0 billion (US$2.2 billion) to acquire Sun Art’s shares held by other shareholders.

October 19, 2020

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This announcement contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Among other things, statements that are not historical facts, including statements about the completion of transactions, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the possibility that various closing conditions for transactions may not be satisfied or waived. All information contained in this announcement is as of the date of this announcement and are based on assumptions that Alibaba believes to be reasonable as of this date. You should not rely upon these forward-looking statements as predictions of future events. Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.